SRK Consulting (UK} Limited 5th
Floor Churchill House
17 Churchill Way
City and County of Cardiff CF10 2HH, Wales
United Kingdom
E-mail: enquiries@srk.co.uk
URL: www.srk.co.uk
Tel + 44 (0) 2920 348 150
Fax: + 44 (0) 2920 348 199

CONSENT OF QUALIFIED PERSON

To:
Alberta Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Martin Pittuck, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia”, with an effective date of March 8, 2018 (“Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated March 28, 2018, “Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS”.

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of May 2018.

“original signed”
____________________________
Martin Pittuck, CEng, MIMMM
Corporate Consultant